ANNUAL REPORT

September 30, 2006

Madison Mosaic

*Tax-Free Trust**

Virginia Tax-Free Fund
Tax-Free National Fund

tax-free trust

*Mosaic Tax-Free Trust prior to November 1, 2006.



Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Management's Discussion of Fund Performance



Michael J. Peters

The annual period ended September 30, 2006 saw positive returns for Mosaic Virginia Tax-Free Fund (hereafter referred to as "Tax-Free Virginia" or "Virginia Fund") and Mosaic Tax-Free National Fund (hereafter referred to as "Tax-Free National" or "National Fund").*

One-year total returns were: 2.98% for Tax-Free Virginia and 2.56% for Tax-Free National. Rising short-term interest rates helped boost the funds' yield, as the 30-day SEC yield for Tax-Free Virginia rose across the period from 2.57% to 2.93% while Tax-Free National rose from 2.54% to 2.88%. Over the same period, the Lipper General Municipal Debt Index was up 4.75% and the Lipper Municipal Debt Virginia Index was up 3.89%. The most important factors in the performance gap were duration and quality, as longer bonds outperformed the intermediate holdings in the Mosaic Tax Frees, while the best performing area of the municipal bond market was the higher-risk, high-yield area. We have always focused on high-quality issuance.

The period was also one of changes in our fund line-up, as we consolidated the funds in Tax-Free Trust. Tax-Free Missouri and Tax-Free Arizona funds were merged into the more diversified Tax-Free National Fund, where shareholders will continue to receive the benefit of income free from federal taxation.

*Madison Mosaic Tax-Free Trust is subsequently referred to as Mosaic Tax-Free Trust as it was known prior to November 1, 2006.

Economic Overview

As the annual period began, our expectations were for rising interest rates fueled by additional Fed tightening, and solid economic growth leading to upward pressure on inflation. As the period unfolded, these expectations played out as the Fed increased the Federal Funds Rate six times, from an initial 3.75% to 5.25%. Despite challenges from rising rates, and a tragic hurricane season, the economic expansion continued, and CPI inflation trended higher.

Economic growth was particularly strong in the first quarter of 2006. While much of this growth can be attributed to a snap-back from the hurricane depressed levels seen in the fourth quarter of 2005, the economy has settled into a growth rate in line with historic averages of 2.5-3.0%. Much of the slowing has been driven by a weakening housing market. However, the consumer began to breathe new life during the third quarter as interest rates fell, leading to more mortgage refinancing, and oil plummeted, leading to lower gas prices and less pain at the pump. Given the slice of the gross domestic product pie represented by consumers, they will remain key to economic growth going forward.

Outlook

More recent market activity does create a dilemma for the Fed. In looking at the economy, the Fed's course of action looks to have been very successful: housing is slowing not crashing, growth has slowed to a more moderate pace, job growth is solid and unemployment is near a cycle low. However, the recent rally in Treasuries means lower interest rates, injecting new liquidity into the marketplace. Coupled with a strong stock market and lower commodity prices, both consumer and business spending could exhibit renewed vigor. The Fed will have to weigh just how much the economy is actually cooling as a result of prior rate hikes.

Inflation, however, is the Fed's primary challenge. Although commodity prices have eased in recent months, preferred inflation indicators continue to show strength. The Consumer Price Index has advanced over 3.8% in the last twelve months. Excluding food and energy, it has increased 2.8%. Capacity utilization remains tight, unemployment remains low and Fed policymakers continue to monitor these potential pressures. The Fed's job from here will be to balance the need to stem increased inflation expectations while allowing trend-like growth in the economy. Elevated inflation remains the biggest risk to bond prices at this point in the interest rate cycle.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of 2.98% for the annual period and the 30-day SEC yield was 2.93% as of September 30, 2006. The duration of the portfolio was 5.94 years while the average credit quality was maintained at AA. Purchases during the period included Newport News Economic Development Authority and Fairfax County Economic Development Authority for the Joint Uses Complex project. Virginia ranked 23rd in the country in terms of issuance on a year-to-date basis.

INDUSTRY DIVERSIFICATION AS OF SEPTEMBER 30, 2006 FOR MOSAIC VIRGINIA FUND



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MOSAIC VIRGINIA FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
2.98%	3.97%	4.67%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

NATIONAL FUND

The National Fund had a total return of 2.56% for the annual period and the 30-day SEC yield was 2.88% as of September 30, 2006. The duration of the portfolio was 5.70 years while 67.59% of the portfolio held Moody's top Aaa rating. Purchases made during the period included Winnebago County, Illinois Public Safety projects and Camden, Missouri School district certificates of participation bonds. The United States and its territories have issued $261.6 billion in municipal bonds year-to-date through the end of September which represents a 15.6% decrease in volume over the same period last year.

We appreciate your confidence in Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice-President

STATE DIVERSIFICATION AS OF SEPTEMBER 30, 2006 FOR MOSAIC NATIONAL FUND



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MOSAIC NATIONAL FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
2.56%	3.57%	4.55%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
OF MOSAIC TAX-FREE TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments of the Mosaic Tax-Free Trust (the "Trust"), including the Mosaic Virginia Tax-Free Fund and Mosaic Tax-Free National Fund (collectively, the "Funds"), as of September 30, 2006 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights for each of the two years in the period ended September 30, 2003, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 11, 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of September 30, 2006, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 9, 2006

Virginia Fund • Portfolio of Investments

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 98.7% of net assets		
		ECONOMIC DEVELOPMENT: 3.0%		
Aa2	AA	Newport News Economic Development Authority Revenue, 5%, 7/1/25	$ 745,000	$794,654
		EDUCATION: 12.8%		
Aa1	AA+	Fairfax County Economic Development Authority, Facilities Revenue, 5%, 4/1/21	1,000,000	1,075,120
A2	nr	Loudoun County Industrial Development Authority, University Facilities Revenue (George Washington University), 6.25%, 5/15/22	500,000	500,595
nr	A	Roanoke County Industrial Development Authority, (Hollins College), 5.25%, 3/15/23	900,000	935,757
Aaa	AAA	Virginia Polytech Institute & State University Revenue, 5%, 6/1/14	775,000	844,858
		GENERAL OBLIGATION: 17.0%		
Aaa	AAA	Alexandria, 5%, 1/1/16	200,000	220,842
Aaa#	AAA	Culpeper County, (Prerefunded 1/15/10 @ 101), 6%, 1/15/21	500,000	542,205
Aaa#	AA+	Loudoun County, (Prerefunded 5/1/12 @ 100), 5.25%, 5/1/13	620,000	671,565
Aaa	AA+	Loudoun County, 5%, 10/1/13	500,000	544,215
Aa3	AA	Lynchburg, 5.7%, 6/1/25	1,000,000	1,082,250
Aaa	AAA	Richmond, 5%, 7/15/23	750,000	798,128
Aa1	AA+	Virginia Beach, 5%, 3/1/12	540,000	578,480
		HOSPITAL: 8.0%		
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (AMBAC Insured), 5%, 10/1/10	250,000	263,190
Aaa	AAA	Hanover County Industrial Development Authority, Revenue (Bon Secours Health System) (MBIA Insured), 6%, 8/15/10	640,000	694,432
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16	500,000	547,495
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	590,010

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		HOUSING: 7.3%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	$ 425,000	$ 437,206
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	150,000	154,170
nr	AAA	Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue, 5.6%, 2/1/33	1,250,000	1,317,838
		INDUSTRIAL DEVELOPMENT: 9.8%		
Aaa	nr	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	1,059,280
Aaa	AAA	Gloucester County Economic Development Authority, Lease Revenue (Courthouse Project) (MBIA Insured), 4.375%, 11/1/25	500,000	505,400
Aaa	AAA	Stafford County Industrial Development Authority Revenue, Municipal League Association, 4.5%, 8/1/25	1,000,000	1,013,040
		LEASING AND OTHER FACILITIES: 13.4%		
Aa1	AA+	Arlington County Industrial Development Authority Lease Revenue, 5%, 8/1/14	500,000	545,205
Aa1	AA+	Fairfax County Economic Development Authority Lease Revenue, 5%, 5/15/15	1,000,000	1,089,710
Aaa	nr	Prince William County, County Facility (AMBAC Insured), 5%, 6/1/22	750,000	799,305
Aaa	nr	Richmond Industrial Development Authority Government Facilities, 5%, 7/15/13	1,000,000	1,083,510
		MUNICIPAL OTHER: 10.1%		
Aaa	AAA	Riverside Regional Jail Authority Revenue, 5%, 7/1/16	500,000	537,695
Aaa	AAA	Southeastern Public Service Authority Revenue, 5%, 7/1/15	1,000,000	1,093,160
Aa1	AA+	Virginia State Public Building Authority, Public Facilities Revenue, 5%, 8/1/18	1,000,000	1,026,430
		TRANSPORTATION: 7.7%		
Aaa	AAA	Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/12	350,000	380,639
Aa2	AA	Virginia Commonwealth Transportation Board, 5%, 9/27/12	750,000	807,293
Aa2	AA	Virginia State Resources Authority Infrastructure Revenue, 4.75%, 5/1/17	800,000	836,200

The Notes to Financial Statements are an integral part of these statements.

Virginia Fund • Portfolio of Investments • September 30, 2006 (concluded)

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		WATER & WASTE: 9.6%		
Aaa	AAA	Frederick Regional Sewer System Revenue, (AMBAC), 5%, 10/1/15	$ 570,000	$ 625,780
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/13	700,000	770,973
Aaa	AAA/A-1	Upper Occoquan Sewer, Regional Sewer Revenue, (MBIA Insured), 5.15%, 7/1/20	1,000,000	1,127,390
		TOTAL INVESTMENTS (Cost $25,039,030)		$25,894,020
		CASH AND RECEIVABLES LESS LIABILITIES: 1.3% of net assets		330,536
		NET ASSETS: 100%		$26,224,556

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 98.2% of net assets		
		ARIZONA: 14.2%		
Aaa	AAA	Arizona Board of Regents Certificate Participation, (AMBAC Insured), 5.5%, 6/1/13	$ 320,000	$ 345,702
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11	125,000	129,695
Baa1	nr	Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16	100,000	103,166
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	135,000	145,630
Aa1	AAA	Arizona Transportation Board, Highway Revenue Tolls, 5.25%, 7/1/19	215,000	234,513
Aa3	AA	Buckeye Water and Sewer Improvements, 5.45%, 1/1/10	235,000	246,195
A1	A+	Greater Arizona Development Authority Infrastructure Revenue Bond, 4.85%, 8/1/20	300,000	310,011
Aaa	nr	Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10	245,000	261,675
Aaa	nr	Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10	35,000	37,382
Aaa	nr	Maricopa County Stadium Revenue Bond, (AMBAC Insured), 5.25%, 6/1/12	250,000	270,935
Aaa	AAA	Maricopa County Unified School District #41 (Gilbert), 5.8%, 7/1/14	250,000	285,225
Baa2	nr	Maricopa County, Unified School District #090 Saddle Mountain, 5%, 7/1/14	75,000	76,874
Aaa	AAA	Mohave County Elementary School District #16 (Mohave Valley) (MBIA Insured), 5.375%, 7/1/13	100,000	101,377
Aaa	AAA	Northern Arizona University, 5%, 9/1/23	150,000	160,446
Aaa	AAA	Phoenix Civic Improvement Corp. Excise Tax, 4.5%, 7/1/08	100,000	101,654
Aaa	AAA	Phoenix Street and Highway User Revenue Bond (FGIC Insured), 5.25%, 7/1/10	50,000	52,969
Aaa	AAA	Pima County Industrial Development Authority Revenue (Refunding Bonds), 5.625%, 4/1/14	250,000	257,270
Aaa#	AAA	Pima County Unified School District #10 (Amphitheater), (Prerefunded 7/1/09 @100) (FGIC Insured), 5.1%, 7/1/11	190,000	197,771
Aa2	AAA	Tempe Excise Tax Revenue, 5%, 7/1/20	225,000	241,792
Aa3#	AA	Tucson Recreational Facility Improvements (Prerefunded 7/1/09 @100), 5.25%, 7/1/19	250,000	260,863
Aa3#	AA	Tucson Recreational, (Prerefunded 7/1/09 @ 100), 5.25%, 7/1/18	100,000	104,345
Aaa#	AAA	University of Arizona Board of Regents (Prerefunded 12/1/09 @100)(FGIC Insured), 5.8%, 6/1/24	275,000	293,573
Aaa	AAA	University of Arizona, (AMBAC Insured) 5%, 6/1/17	125,000	132,370

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		FLORIDA: 6.5%		
Aaa	AAA	Palm Beach County Solid Waste Authority Revenue Bond (AMBAC Insured), 6%, 10/1/10	$1,100,000	$1,195,634
Aaa	AAA	Peace River, Manasota Regional Water Supply Authority Revenue Bond (FSA Insured), 5%, 10/1/23	750,000	802,665
		ILLINOIS: 9.1%		
Aaa#	AAA	Chicago Board of Education (Prerefunded 12/1/07 @ 102), 5.8%, 12/01/17	300,000	313,620
Aaa	AAA	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	375,009
Aaa	AAA	University of Illinois Certificates, Utility Infrastructure Projects (MBIA Insured), 5.75%, 8/15/09	1,000,000	1,058,800
Aaa	nr	Winnebago County, Public Safety Sales Tax Revenue (MBIA Insured), 5% 12/30/24	1,000,000	1,059,450
		KANSAS: 1.8%		
Aa2	AAA	Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09	500,000	535,690
		MARYLAND: 0.3%		
Aaa#	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue, 6.8%, 7/1/16	85,000	97,199
		MASSACHUSETTS: 3.8%		
Aa2	AA	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	1,000,000	1,178,040
		MICHIGAN: 4.0%		
Aaa	AAA	Redford United School District (AMBAC Insured), 5%, 5/1/22	410,000	456,166
Aaa	AAA	Charles Stewart Mott Community College (MBIA Insured) 5%, 5/1/18	720,000	776,146
		MISSISSIPPI: 4.1%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	624,485
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	631,625

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		MISSOURI: 22.4%		
nr	AAA	Camden County Reorg School District Nor-III, Certificate Participation (FSA Insured), 5%, 3/1/20	$ 500,000	$ 529,740
A1	nr	Greene County Certificate Participation, 5.25%, 7/1/11	300,000	317,274
Aa3#	nr	Jackson County Public Building Corp. Leasehold Revenue (Prerefunded 11/1/08 @101), 5.1%, 11/1/12	200,000	208,248
Aaa	AAA	Jackson County Reorg School District #7, Lees Summit, (FSA Insured), 5.25%, 3/1/14	300,000	324,273
Aaa	nr	Jefferson County Public Water Supply District Number C-1 (AMBAC Insured), 5.25%, 12/1/16	130,000	141,597
Aa2	nr	Jefferson County School District, 6.7%, 3/1/11	200,000	214,900
Aa1	nr	Lees Summit, 4.7%, 4/1/21	325,000	337,516
Aaa	AAA	Mehlville School District R-9, Certificate Participation, (FSA Insured), 5%, 9/1/19	300,000	316,284
Aaa	AAA	Missouri Development Financial Board Cultural Facilities Revenue Bond (MBIA Insured), 5.25%, 12/1/17	350,000	375,925
Aa1	AA+	Missouri State Board Public Buildings, 4%, 12/1/10	75,000	76,408
Aa1	AA+	Missouri State Board Public Buildings, 5.5% 10/15/13	300,000	334,926
Aa1	AA+	Missouri State Health & Educational Facilities Authority Revenue Bond, 5%, 11/1/09	500,000	521,820
Aaa	AAA	Missouri State Highway & Transportation, Street & Road Revenue, 5.25%, 2/1/20	250,000	266,063
nr	AA+	Normandy School District General Obligation, 5.4%, 3/1/18	325,000	333,313
Aa1	AA+	North Kansas City School District, 4.25%, 3/1/16	300,000	308,466
Aa1	AA+	Platte County School District Park Hill, 5.5%, 3/1/14	300,000	302,406
nr	AA+	Polk County School District R-1 Bolivar, 5%, 3/1/21	110,000	118,083
Aaa	AAA	Springfield Public Building Corp. Leasehold Revenue Bond, 5.8%, 6/1/13	275,000	295,355
nr	AAA	St Louis County, Mortgage Revenue Bond (subject to AMT), 5.65%, 2/1/20	500,000	575,590
A1	A+	St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16	200,000	238,994
Aaa#	nr	St Louis Municipal Finance Corporation, Leasehold Revenue Bond (Prerefunded 2/15/10 @ $101) (AMBAC Insured), 5.75%, 2/15/17	300,000	323,505
Aaa	AAA	St Louis Parking Facilities Revenue (MBIA Insured), 5.375%, 12/15/21	375,000	383,715
		NEW JERSEY: 3.2%		
Aaa#	AAA	New Jersey State Turnpike Authority Revenue, 6.5%, 1/1/16	850,000	996,922

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		NORTH CAROLINA: 12.8%		
Aaa	nr	Broad River, Water Authority, Water System Revenue Bond, 5%, 6/1/22	$ 900,000	$ 953,775
Aaa	AAA	Lincolnton Enterprise Systems Revenue Bond, 5%, 5/1/17	800,000	866,016
Aaa	AAA	Macon County, 5%, 6/1/13	500,000	541,400
Aa2	AA+	Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25	590,000	610,249
Aaa	AAA	University North Carolina Systems (AMBAC Insured), 5.25%, 4/1/21	890,000	964,689
		NORTH DAKOTA: 1.8%		
Baa2	nr	Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24	500,000	554,755
		PENNSYLVANIA: 3.9%		
Aaa	AAA	Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,178,430
		PUERTO RICO: 0.5%		
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	150,000	154,170
		TEXAS: 3.1%		
Aaa	AAA	Lower Colorado River Authority, Utility Revenue (AMBAC Insured), 6%, 1/1/17	305,000	360,900
nr	AAA	New Braunfels Independent School, 5%, 2/1/20	570,000	600,244
		VIRGINIA: 3.5%		
Aaa	AAA	Hanover County Industrial Development Authority Hospital (Bon Secours Health Systems) (MBIA Insured), 6%, 8/15/10	500,000	542,525
Aaa	AAA	Riverside Regional Jail Authority Revenue, 5%, 7/1/16	500,000	537,695
		WASHINGTON: 3.2%		
Aaa	AAA	Grays Harbor County Public Utility #001, Electric Revenue Bond, 5.25%, 7/1/24	605,000	654,259
Aaa	AAA	King County School District #415 Kent (FSA Insured), 5.5%, 6/1/16	300,000	339,597
		TOTAL INVESTMENTS (Cost $28,841,099)		$30,155,989
		CASH AND RECEIVABLES LESS LIABILITIES: 1.8% of net assets		565,016
		NET ASSETS: 100%		$30,721,005

NOTES TO PORTFOLIOS OF INVESTMENTS:

#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
MBIA	Municipal Bond Investors Assurance Corporation
Moody's	Moody's Investors Service, Inc.
nr	Not rated
S&P	Standard & Poor's Corporation
*	Credit ratings are unaudited

Statements of Assets and Liabilities

	Virginia Fund	National Fund
ASSETS		
Investment securities, at value* (Note 1)	$25,894,020	$30,155,989
Cash	15,884	168,196
Receivables		
Interest	357,241	415,032
Capital shares sold	--	9,250
Total assets	26,267,145	30,748,467
LIABILITIES		
Payables		
Dividends	4,781	13,760
Capital shares redeemed	30,058	5,909
Independent trustee and auditor fees	7,750	7,793
Total liabilities	42,589	27,462
NET ASSETS	$26,224,556	$30,721,005
Net assets consists of:		
Paid in capital	$25,250,858	$29,330,959
Accumulated net realized gains	118,708	75,156
Net unrealized appreciation on investments	854,990	1,314,890
Net assets	$26,224,556	$30,721,005
CAPITAL SHARES OUTSTANDING		
An unlimited number of capital shares,		
without par value, are authorized (Note 6)	2,254,884	2,804,864
NET ASSET VALUE PER SHARE	$11.63	$10.95
* INVESTMENT SECURITIES, AT COST	$25,039,030	$28,841,099

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended September 30, 2006

	Virginia Fund	National Fund
INVESTMENT INCOME (Note 1)		
Interest income	$1,187,443	$1,052,373
EXPENSES (Notes 2 and 3)		
Investment advisory fees	170,498	145,355
Other expenses	98,207	92,547
Independent trustee and auditor fees	10,000	10,000
Total expenses	278,705	247,902
NET INVESTMENT INCOME..	908,738	804,471
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized gain on investments...	118,708	141,768
Change in net unrealized depreciation of investments..........................	(246,497)	(121,761)
NET GAIN (LOSS) ON INVESTMENTS	(127,789)	20,007
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$780,949	$824,478

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	Virginia Fund		National Fund	
	Year Ended Sept. 30, 2006	Year Ended Sept. 30, 2005	Year Ended Sept. 30, 2006	Year Ended Sept. 30, 2005
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 908,738	$ 904,512	$ 804,471	$ 735,603
Net realized gain on investments	118,708	39,856	141,768	107,954
Change in net unrealized depreciation on investments.	(246,497)	(408,050)	(121,761)	(573,777)
Total increase in net assets resulting from operations.	780,949	536,318	824,478	269,780
DISTRIBUTION TO SHAREHOLDERS				
From net investment income.	(908,738)	(904,512)	(804,471)	(735,603)
From net realized gains.	(29,699)	(179,348)	(110,965)	--
Total distributions	(938,437)	(1,083,860)	(915,436)	(735,603)
CAPITAL SHARE TRANSACTIONS (Note 6)	(1,266,680)	39,592	9,235,720	(483,527)
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,424,168)	(507,950)	9,144,762	(949,350)
NET ASSETS				
Beginning of year.	$27,648,724	$28,156,674	$21,576,243	$22,525,593
End of year	$26,224,556	$27,648,724	$30,721,005	$21,576,243

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the years indicated.

VIRGINIA FUND

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$11.69	$11.92	$12.06	$12.16	$11.70
Investment operations:					
Net investment income	0.39	0.38	0.41	0.45	0.48
Net realized and unrealized gain (loss) on investments	(0.05)	(0.15)	--	(0.05)	0.46
Total from investment operations	0.34	0.23	0.41	0.40	0.94
Less distribution from:					
net investment income	(0.39)	(0.38)	(0.41)	(0.45)	(0.48)
net realized gains	(0.01)	(0.08)	(0.14)	(0.05)	--
Total distributions	(0.40)	(0.46)	(0.55)	(0.50)	(0.48)
Net asset value, end of year	$11.63	$11.69	$11.92	$12.06	$12.16
Total return (%)	2.98	1.94	3.46	3.35	8.22
Ratios and supplemental data					
Net assets, end of year (in thousands)	$26,225	$27,649	$28,157	$29,681	$30,080
Ratio of expenses to average net assets (%)	1.02	1.02	1.02	1.01	1.01
Ratio of net investment income to average net assets (%)	3.33	3.22	3.41	3.72	4.05
Portfolio turnover (%)	21	12	16	31	27

NATIONAL FUND

	Year Ended September 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$11.11	$11.35	$11.45	$11.53	$10.97
Investment operations:					
Net investment income	0.38	0.37	0.38	0.38	0.41
Net realized and unrealized loss on investments	(0.10)	(0.24)	(0.27)	(0.10)	(0.08)
Total from investment operations	0.28	0.13	0.28	0.30	0.97
Less distribution from:					
net investment income	(0.38)	(0.37)	(0.38)	(0.38)	(0.41)
net realized gains	(0.06)	--	--	--	--
Total distributions	(0.44)	(0.37)	(0.38)	(0.38)	(0.41)
Net asset value, end of year	$10.95	$11.11	$11.35	$11.45	$11.53
Total return (%)	2.56	1.19	2.47	2.72	9.08
Ratios and supplemental data					
Net assets, end of year (in thousands)	$30,721	$21,576	$22,526	$23,489	$24,274
Ratio of expenses to average net assets (%)	1.06	1.07	1.07	1.07	1.07
Ratio of net investment income to average net assets (%)	3.45	3.31	3.31	3.37	3.70
Portfolio turnover (%)	34	9	28	21	56

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds, the Virginia Tax-Free Fund ("Virginia Fund") and the Tax-Free National Fund (the "National Fund") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Virginia Fund invests solely in securities exempt from both federal and state income taxes. The National Fund invests in securities exempt from federal taxes. Both Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each Fund are offered and redeemed at the net asset value per share.

Securities Valuation: The Funds value securities having maturities of 60 days or less at amortized cost, which approximates fair market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2006 and 2005 were identical for book purposes and tax purposes.

The tax character of distributions paid for the Virginia Fund was $0 short-term and $29,699 long-term for the year ended September 30, 2006 and $10,506 short-term and $168,842 long-term the year ended September 30, 2005. The tax character of distributions paid for the National Fund was $0 short-term and $110,965 long-term for the year ended September 30, 2006 and had no distributable short-term or long-term capital gains the year ended September 30, 2005.

As of September 30, 2006 the components of distributable earnings on a tax basis were as follows:

Virginia Fund:

Accumulated net realized gains	$118,708
Net unrealized appreciation on investments	854,990
	$973,698

National Fund:

Accumulated net realized gains	$ 75,156
Net unrealized appreciation on investments	1,314,890
	$1,390,046

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Notes to Financial Statements (continued)

Income Tax: No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal Income Taxes.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

3. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost. For the year ended September 30, 2006, the services fee was based on the following percentage of average net assets: 0.36% for the Virginia Fund and 0.40% for the National Fund. Effective upon the

mergers of the Tax-Free Missouri and Tax-Free Arizona Funds into the Tax-Free National Fund (see footnote 8), this rate was reduced to 0.36% for all assets greater than $25 million. The amount paid by each Fund directly for Independent Service Providers fees for the year was $10,000. The Funds use US Bancorp Fund Services LLC as their transfer agent and US Bank as their custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Funds pursuant to a services agreement and are included in other expenses.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of September 30, 2006:

	Virginia Fund	National Fund
Aggregate Cost	$25,039,030	$28,841,099
Gross unrealized appreciation	880,343	1,331,902
Gross unrealized depreciation	(25,353)	(17,012)
Net unrealized appreciation	$ 854,990	$ 1,314,890

5. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the year ended September 30, 2006, were as follows:

	Purchases	Sales
Virginia Fund	$5,540,851	$6,252,407
National Fund	$7,846,356	$9,656,265

6. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Notes to Financial Statements (continued)

Virginia Fund	Year Ended Sept. 30,	
	2006	2005
In Dollars		
Shares sold	$ 2,522,906	$1,373,983
Shares issued in reinvestment of dividends	868,044	995,479
Total shares issued	3,390,950	2,369,462
Shares redeemed	(4,657,630)	(2,329,870)
Net increase (decrease)	$(1,266,680)	$ 39,592
In Shares		
Shares sold	216,999	116,204
Shares issued in reinvestment of dividends	75,204	84,338
Total shares issued	292,203	200,542
Shares redeemed	402,719	(197,078)
Net increase (decrease)	(110,516)	3,464

National Fund	Year Ended Sept. 30,	
	2006	2005
In Dollars		
Shares sold	$ 943,806	$1,637,027
Additional shares issued in connection with Tax-Free Missouri merger	6,479,539	--
Additional shares issued in connection with Tax-Free Arizona merger	4,584,854	--
Shares issued in reinvestment of dividends	818,096	673,013
Total shares issued	12,826,295	2,310,040
Shares redeemed	(3,590,575)	(2,793,567)
Net increase (decrease)	$ 9,235,720	$ (483,527)

National Fund - cont.	Year Ended Sept. 30,	
	2006	2005
Shares sold	86,205	145,494
Additional shares issued in connection with Tax-Free Missouri merger	604,480	--
Additional shares issued in connection with Tax-Free Arizona merger	425,682	--
Shares issued in reinvestment of dividends	74,985	59,904
Total shares issued	1,191,352	205,398
Shares redeemed	(329,078)	(247,832)
Net increase (decrease)	862,274	(42,434)

7. Line of Credit. The Virginia Fund has a $7.5 million and the National Fund has an $8 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 1/2%. During the year ended September 30, 2006, neither Fund borrowed on their lines of credit.

8. Discussion of Business Combinations. Effective June 22, 2006, the Mosaic Tax-Free Missouri Fund (the "Missouri Fund") series of the Trust merged into the National Fund series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Missouri Fund received approximately 0.982844 shares of beneficial interest of the National Fund for each share they held of the Missouri Fund. A total of 615,031 shares of the Missouri Fund were outstanding as of the date of the reorganization, resulting in the issuance of 604,480 shares of beneficial interest. The Missouri Fund's net assets on June 22, 2006 of $6,479,539 (including $230,251 of net unrealized appreciation and

Notes to Financial Statements (continued)

$23,153 of accumulated net realized losses) were combined with those of the National Fund. The Missouri Fund had net investment income of $187,785 which was distributed to its shareholders immediately prior to the reorganization.

Effective July 20, 2006, the Mosaic Tax-Free Arizona Fund (the "Arizona Fund") series of the Trust merged into the National Fund series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Arizona Fund received approximately 0.943309 shares of beneficial interest of the National Fund for each share they held of the Arizona Fund. A total of 451,265 shares of the Arizona Fund were outstanding as of the date of the reorganization, resulting in the issuance of 425,682 shares of beneficial interest. The Arizona Fund's net assets on July 20, 2006 of $4,584,854 (including $96,090 of net unrealized appreciation and $0 of accumulated net realized gains or losses) were combined with those of the National Fund. The Arizona Fund had net investment income of $150,869 which was distributed to its shareholders immediately prior to the reorganization.

9. New Accounting Pronouncement. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Fund is currently evaluating the impact, if any, of applying the various provisions of FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

10. Subsequent Event. On November 1, 2006, the Trust changed its name from Mosaic Tax-Free Trust to Madison Mosaic Tax-Free Trust.

Notes to Financial Statements (continued)

Fund Expenses (unaudited).

Example: This Example is intended to help you understand your costs (in dollars) of investing in a Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds. This Example is based on an investment of $1,000 invested on April 1, 2006 and held for the six-months ended September 30, 2006.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Virginia Fund	2.95%	$1,000.00	$1,029.54	1.02%	$5.17
National Fund	2.60%	$1,000.00	$1,026.04	1.06%	$5.36

[1]For the six months ended September 30, 2006.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example
for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Notes to Financial Statements (concluded)

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Virginia Fund	5.00%	$1,000.00	$1,025.33	1.02%	$5.19
National Fund	5.00%	$1,000.00	$1,025.33	1.06%	$5.39

[1]For the six months ended September 30, 2006.
[2]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Management Information

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since May 2001	Retired investor; formerly Vice President - Publishing, Lee Enterprises, Inc.	All 11 Mosaic Funds	Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Nerites Corp.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since July 1996	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 11 Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Park Bank, FSB
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Indefinite Term since July 1996	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 11 Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Grand Mountain Bank, FSB
Interested Trustees*					
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Vice President	Indefinite Terms since July 1996	Founder, President and Director of Madison Investment Advisors, Inc.	All 11 Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Capitol Bank, FSB
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	Trustee and President	Indefinite Terms President since July 1996, Trustee since May 2001	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 11 Mosaic Funds, Trustee of all Mosaic Funds except Mosaic Equity Trust	None

Management Information (continued)

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 11 Mosaic Funds	None
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 11 Mosaic Funds	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC	All 11 Mosaic Funds	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC.	All 11 Mosaic Funds	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Mosaic Funds, 550 Science Drive, Madison,

Management Information (concluded)

WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call Mosaic at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

tax-free trust

The Madison Mosaic Family of Mutual Funds

Madison Mosaic Equity Trust

Investors Fund
Balanced Fund
Mid-Cap Fund
Foresight Fund
Madison Institutional Equity Option Fund

Madison Mosaic Income Trust

Government Fund
Intermediate Income Fund
Institutional Bond Fund

Madison Mosaic Tax-Free Trust

Virginia Tax-Free Fund
Tax-Free National Fund

Madison Mosaic Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Madison Mosaic Funds were known as Mosaic Funds prior to November 1, 2006. Mosaic Funds Distributor, LLC.



TRANSFER AGENT

Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles **(24 hour automated information)**
Toll-free nationwide: 800-336-3063

Madison Mosaic Funds
www.mosaicfunds.com

SEC File Number 811-3486